_________________________________________________________________
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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

     (X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7,
     1996)


                 For Year Ended: January 31, 2000

     ( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required) For the transition period from ___________________ to __________________


                Commission File Number:  333-47535

 A. Full title of plan and the address of the plan, if different from that of the issuer named below:


          Saks Incorporated Employee Stock Purchase Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Saks Incorporated
            750 Lakeshore Drive, Birmingham, AL  35211
_________________________________________________________________
_________________________________________________________________


                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Saks Incorporated Employee Stock
                              Purchase Plan
                              -----------------------------------
                                       (Name of Plan)



Dated: April 28, 2000          By:  /s/ Douglas E. Coltharp
                                   ------------------------------
                                   Douglas E. Coltharp
                                   Executive Vice President and
                                   Chief Financial Officer



                          EXHIBIT INDEX

Exhibit Number          Description of Document                   Page
--------------          -----------------------                   ----
     23            Consent of Independent Accountants





Saks Incorporated Employee Stock Purchase Plan
Financial Statements
January 31, 2000 and 1999
                                                                 Pages
                                                                 ----
Report of Independent Accountants                                 1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
   as of January 31, 2000 and 1999                                2

  Statements of Changes in Net Assets Available for Plan
    Benefits for each of the three years in the period ended
    January 31, 2000                                              3

Notes to Financial Statements                                   4 - 5




                Report of Independent Accountants

To the Board of Directors of Saks Incorporated

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits, present fairly, in all material respects, the net assets available for plan benefits of Saks Incorporated Employee Stock Purchase Plan at January 31, 2000 and 1999, and the related changes in net assets available for plan benefits for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

April 17, 2000


Saks Incorporated Employee Stock Purchase Plan
Statements of Net Assets for Plan Benefits
January 31, 2000 and 1999


                   ASSETS                       1999         1998

Cash held by Saks Incorporated                $9,601       $14,548
                                             --------     ---------
                                               9,601        14,548
                LIABILITIES
Due to terminated employees                    9,601        14,548
                                             --------     ---------
                                               9,601        14,548
                                             --------     ---------
Net assets available for plan benefits         $  -           $  -
                                             ========     =========

The accompanying notes are an integral part of these financial statements.


Saks Incorporated Employee Stock Purchase Plan
Statements of Changes in Net Assets Available for Plan Benefits
For Each of the Three Years in the Period Ended January 31, 2000

                                            1999        1998       1997

Additions:
  Participant contributions             $2,686,882  $1,803,908    $972,599
                                        ----------  ----------  ----------
Deductions:
  Purchase of common stock               2,686,882   1,803,908     961,985
  Excess contributions due
    to participants                                                 10,614
                                        ----------  ----------  ----------
      Net change                                --          --          --

Net assets available for plan benefits:
  Beginning of year                             --          --          --
                                        ----------  ----------  ----------
  End of year                           $       --  $       --  $       --
                                        ==========  ==========  ==========


The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies and Description of the Plan

     The following description of the Saks Incorporated Employee Stock Purchase Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan provides employees of Saks Incorporated and Subsidiaries (the "Company") an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes. In connection with the 1998 merger of Proffitt's, Inc. and Saks Holdings, Inc., the Company changed its corporate name to Saks Incorporated. Accordingly, the Board of Directors elected to change the name of the Plan from the Proffitt's, Inc. Employee Stock Purchase Plan to the Saks Incorporated Employee Stock Purchase Plan.

     The total number of shares reserved for issuance under the Plan is 700,000. The number of shares of common stock to be issued under the Plan and the period for which the option to purchase shares will remain outstanding (the "Option Period") are based on an annual determination by the Compensation Committee of the Company's Board of Directors. Option periods currently end on January 31 of each year. The price at which the stock may be purchased is 85% of the lesser of the closing price per share as listed on the New York Stock Exchange on the last business day preceding (i) the grant of the option, or (ii) the exercise of the option. The Plan purchased shares for an exercise price of $11.79, $24.97 and $15.41 per share for the years ended January 31, 2000, 1999 and 1998, respectively.

     Contributions - Eligible employees may elect annually to make after-tax contributions to the Plan through payroll deductions. Contributions are subject to limitations to be set annually by the Compensation Committee of the Company's Board of Directors. Each participant's account is credited with the participant's contributions. Participants are fully vested in their contributions. The contribution limitation was $2,400 for the years ended January 31, 2000, 1999 and 1998.

     Distribution of Stock - As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deliver to each participant certificates representing the shares purchased on their account. In prior years, amounts remaining in participants' accounts representing fractional shares were returned without interest to the participants in cash after completion of the purchase. Effective January 30, 1998, the Board of Directors amended the Plan to allow the purchase of fractional shares.

     Administrative Expenses - The Company pays for all administrative expenses of the Plan.

     Income Taxes - Participants are not taxed upon receipt or exercise of options, but rather upon disposition of shares purchased under the Plan.

     Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

2.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan document to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participants' rights to acquire stock would continue until the end of the current Option Period, at which time shares and cash due to terminated employees would be distributed and no further contributions would be accepted.